                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-47680

                              PROSPECTUS SUPPLEMENT
                                      NO. 1
                     (TO PROSPECTUS DATED OCTOBER 30, 2000)

                                  AVIGEN, INC.

                                1,658,329 SHARES

                                  COMMON STOCK

     The 1,658,329 shares of common stock being offered are all being offered by Avigen. On November 1, 2000, the last reported sale price of the shares of common stock on the Nasdaq National Market was $37.50 per share. The common stock is listed on the Nasdaq National Market under the symbol "AVGN."

     INVESTING IN AVIGEN COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4.

     We are offering 1,658,329 shares of our common stock to selected institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at the negotiated purchase price of $37.50 per share. The purchase price reflects the closing sale price of our common stock on November 1, 2000.

                                                      PER
                                                     SHARE           TOTAL
Public offering price.............................  $  37.50      $62,187,338
Placement agent fees..............................  $  1.875      $ 3,109,367
Proceeds, before expenses, to Avigen..............  $ 35.625      $59,077,971

     We expect the total offering expenses to be $100,000 for all sales pursuant to the prospectus supplemented by this prospectus supplement.

     The shares are being offered by us principally to selected institutional investors. AmeriCal Securities has been retained to act, on a best efforts basis, as agent for us in connection with the arrangement of this transaction. We have agreed to pay AmeriCal Securities the placement agent fees set forth in the table above. See "Plan of Distribution" in this prospectus supplement.

     THE SHARES OF AVIGEN COMMON STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this prospectus supplement is November 1, 2000.

     NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AVIGEN. THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED BY THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AVIGEN SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT OR IMPLY THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------

                                TABLE OF CONTENTS

                                                                              PAGE
Prospectus Supplement Summary..................................................S-3

Risk Factors...................................................................S-4

Disclosure Regarding Forward-Looking Statements...............................S-14

Dividend Policy...............................................................S-14

Use of Proceeds...............................................................S-14

Price Range of Common Stock...................................................S-15

Dilution......................................................................S-15

Plan of Distribution..........................................................S-16

Legal Matters.................................................................S-16


                                      S-2.

                          PROSPECTUS SUPPLEMENT SUMMARY

     Avigen, Inc. was incorporated in October 1992. Our principal executive offices are located at 1201 Harbor Bay Parkway, Suite 1000, Alameda, California 94502, and our telephone number is (510) 748-7150. Our Web site is located on the world wide web at "avigen.com." We do not incorporate by reference into this prospectus the information on our Web site, and you should not consider it as part of this prospectus.

                                  THE OFFERING

Shares offered.......... We are offering all of the 1,658,329 shares being offered hereby.

Shares outstanding
after this offering..... Following this offering, there will be 18,722,425 shares of our common stock outstanding based upon the
                         number of shares outstanding on September 30, 2000.
                         This number does not include shares that may be issued
                         pursuant to the exercise of stock options and warrants
                         currently outstanding or which may be granted under our
                         stock option plans, or upon the conversion of preferred
                         stock outstanding.

Use of proceeds......... For general corporate purposes, including:

                         -    to fund research and development;

                         - to fund preclinical studies and clinical trials of our drug candidates;

                         -    to fund completion of our manufacturing
                              facilities;

                         -    for working capital; and

                         -    for general corporate purposes.


                                      S-3.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should not make such an investment if you cannot afford the loss of your entire investment. In addition to the other information in this prospectus supplement or prospectus, you should consider carefully the following factors in evaluating Avigen and its business before purchasing any shares of our common stock.

WE EXPECT TO CONTINUE TO OPERATE AT A LOSS, AND WE MAY NEVER ACHIEVE PROFITABILITY.

     Since our inception in 1992, we have not been profitable, and we cannot be certain that we will ever achieve and sustain profitability. To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of September 30, 2000, we had an accumulated deficit of $54.9 million. The process of developing our products will require significant research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability will depend, in part, on our ability to successfully complete development of our proposed products, obtain required regulatory approvals and manufacture and market our products directly or through partners.

THE RESULTS OF OUR CLINICAL TRIALS FOR COAGULIN-B FOR THE TREATMENT OF HEMOPHILIA B ARE BASED ON A SMALL NUMBER OF PATIENTS OVER A SHORT PERIOD OF TIME, AND THE SUCCESSES REPORTED MAY NOT BE INDICATIVE OF RESULTS IN A LARGE NUMBER OF PATIENTS OR HAVE LASTING EFFECTS.

Six patients have received intramuscular injections at low and medium doses according to the approved protocol for the phase I clinical trial of Coagulin-B with dose escalations. Through this point in the study, these patients have demonstrated successful gene expression of factor IX in muscle tissue, and the treatments have been well tolerated. These results, however, are extremely preliminary and are based upon the evaluations of only a small group of patients. Actual results with more data points may show less favorable measurements. In addition, we do not yet know if these results will have a lasting effect. If a larger population of patients does not experience similar results, or these results do not have a lasting effect, this product candidate may not receive approval from the Food and Drug Administration, commonly referred to as the "FDA." In addition, any report of clinical trial results that are below the expectations of financial analysts or investors would most likely cause our stock price to drop dramatically.

THE SUCCESS OF OUR TECHNOLOGY IN ANIMAL MODELS DOES NOT GUARANTEE THAT THESE RESULTS WILL BE REPLICATED IN HUMANS.

Even though our product candidates have shown successful results in animal models, animals are different than humans and these results may not be replicated in our clinical trials with humans. For example, the results of our gene therapy treatment for Hemophilia B in dogs were different from the results of our studies with mice. In addition, the results we have seen to date in humans in our clinical trials for Coagulin-B are different from the results of our studies with dogs. Consequently, you should not rely on the results in our animal models as being predictive of the results that we will see in our clinical trials with humans.

BECAUSE OUR PRODUCT CANDIDATES ARE IN AN EARLY STATE OF DEVELOPMENT, THERE IS A HIGH RISK THAT THEY MAY NEVER BE COMMERCIALIZED.

None of our product candidates have received regulatory approval for commercial sale, and we face the risk that none of our product candidates will ever receive regulatory approval. All of our product candidates are in early stages of development. We have only one product candidate,


                                      S-4.

Coagulin-B for the treatment of Hemophilia B, in clinical trials, and this product candidate is only in phase I of a clinical trial with dose escalations. We are not aware of any gene therapy products that have received regulatory approval. None of our prospective products, including Coagulin-B for the treatment of Hemophilia B, is expected to be commercially available for at least several years. Based on results at any stage of clinical trials, we may decide to discontinue development of one or more of our potential products.

TECHNOLOGICAL CHANGE MAY MAKE OUR POTENTIAL PRODUCTS AND TECHNOLOGIES LESS ATTRACTIVE OR OBSOLETE.

Gene therapy is new and rapidly evolving and is expected to continue to undergo significant and rapid technological change. Rapid technological development could result in our actual and proposed technologies, products or processes becoming less attractive or obsolete.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY IMPACT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR POTENTIAL PRODUCTS.

In November 1999, the death of a patient involved in an unrelated clinical trial that was undergoing a viral-based gene therapy treatment was widely publicized. This death and other adverse events in the field of gene therapy that may occur in the future could result in greater governmental regulation of our potential products and potential regulatory delays relating to the testing or approval of our potential products. For example, as a result of this death, the Recombinant DNA Advisory Committee of the National Institutes of Health may become more active in reviewing the clinical trials or proposed clinical trials of all companies involved in gene therapy. It is uncertain what effect this increased scrutiny will have on our product development efforts or clinical trials.

The commercial success of our potential products will depend in part on public acceptance of the use of gene therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and consequently our products may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy in general could result in greater government regulation and stricter labeling requirements of gene therapy products, including any of our products, and could cause a decrease in the demand for any products we may develop.

OUR POTENTIAL PRODUCTS MUST UNDERGO RIGOROUS CLINICAL TESTING AND REGULATORY APPROVALS, WHICH COULD SUBSTANTIALLY DELAY OR PREVENT US FROM MARKETING ANY PRODUCTS.

The clinical trial process is complex, uncertain and expensive. Positive results from preclinical studies and early clinical trials do not ensure positive results in clinical trials designed to permit application for regulatory approval. Prior to marketing in the United States, any product developed by us must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the FDA. The FDA approval process is typically lengthy and expensive, and approval is never certain. Because of the risks and uncertainties in biopharmaceutical development, our gene therapy products could take a significantly longer time to gain regulatory approval than we expect or may never gain FDA approval. If we do not receive these necessary approvals from the FDA, we will not be able to generate substantial revenues and will not become profitable. We may encounter significant delays or excessive costs in our efforts to secure regulatory approvals.


                                      S-5.

Factors that raise uncertainty in obtaining these regulatory approvals include:

     -    gene therapy is a new and rapidly evolving technology;

     - to date, there has been only limited research and development in gene therapy using AAV vectors, which we believe will cause clinical trials to proceed more slowly than clinical trials involving traditional drugs;

     - we must obtain FDA approval to begin clinical trials of our potential products, which we may not be able to obtain;

     - we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

     - we are not aware of any gene therapy products that have obtained marketing approval from the FDA;

     - whether or not our product candidates cause patients to develop antibodies to these potential products or the proteins produced by these potential products;

     - the regulatory requirements governing gene therapy products are uncertain and are subject to change;

     - none of our proposed products has been tested in humans for their effectiveness; and

     - data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals.

Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties and other actions that would seriously impair our ability to conduct our business. Even if regulatory approval is granted for a product, this approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials.

WE HAVE LIMITED EXPERIENCE IN CONDUCTING CLINICAL TRIALS, WHICH MAY CAUSE DELAYS IN COMMENCING AND COMPLETING CLINICAL TRIALS OF OUR PRODUCTS.

Clinical trials must meet FDA regulatory requirements. We have limited experience in conducting the preclinical studies and clinical trials necessary to obtain FDA regulatory approval. Consequently, we may encounter problems in clinical trials which cause us or the FDA to delay, suspend or terminate these trials. Problems we may encounter include the chance that we may not be able to conduct clinical trials at preferred sites, obtain sufficient test subjects or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in trials are being exposed to unacceptable health risks or if it finds deficiencies in the clinical trial process or conduct of the investigation.


                                      S-6.

WE MAY NOT BE SUCCESSFUL IN OBTAINING REQUIRED FOREIGN REGULATORY APPROVALS, WHICH WOULD PREVENT US FROM MARKETING OUR PRODUCTS INTERNATIONALLY.

We cannot be certain that we will obtain any regulatory approvals in other countries. In order to market our products outside of the United States, we also must comply with numerous and varying foreign regulatory requirements implemented by foreign regulatory authorities. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.

WE HAVE LIMITED EXPERIENCE IN MANUFACTURING, AND NO EXPERIENCE IN MARKETING OR SELLING OUR POTENTIAL PRODUCTS, WHICH RAISES UNCERTAINTY IN OUR ABILITY TO COST-EFFECTIVELY COMMERCIALIZE OUR POTENTIAL PRODUCTS.

Even if we are able to develop our potential products and obtain necessary regulatory approvals, we have limited experience in manufacturing and no experience in marketing or selling, any of our proposed products on a commercial basis. Although we believe our recently completed construction of a second manufacturing facility will be capable of producing commercial-scale quantities of our proprietary adeno-associated virus vectors, if we are unable to manufacture our products in a cost- effective manner, we will not become profitable. While the facility is designed to meet the FDA's regulations concerning current good manufacturing practices we have not yet received final validation, and may fail to maintain adequate compliance with these requirements in the future. In addition, we do not anticipate establishing our own sales and marketing capabilities in the foreseeable future. We may not be able to develop adequate marketing capabilities either on our own or through third parties.

WE MAY BE REQUIRED TO OBTAIN RIGHTS TO PROPRIETARY GENES AND OTHER TECHNOLOGIES TO FURTHER DEVELOP OUR BUSINESS, WHICH MAY NOT BE AVAILABLE OR MAY BE COSTLY.

We currently investigate and use certain gene sequences or proteins encoded by those sequences, including the factor VIII gene, and manufacturing processes that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us. In connection with our efforts to obtain rights to these gene sequences or proteins or other technology, we may find it necessary to convey rights to our technology to others. Some of our gene therapy products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could be commercially prohibitive. We may not be able to successfully negotiate these royalty adjustments.

IF WE DO NOT ACHIEVE CERTAIN MILESTONES, WE MAY NOT BE ABLE TO RETAIN LICENSES TO OUR INTELLECTUAL PROPERTY.

We have entered into license agreements with third parties for technologies related to our gene therapy product development programs. Some of these license agreements provide for the achievement of development milestones. If we fail to achieve these milestones or to obtain extensions, the licensor may terminate these license agreements with relatively short notice to us. Termination of any of our license agreements could harm our business.


                                      S-7.

WE EXPECT THAT WE WILL FACE INTENSE COMPETITION, WHICH MAY LIMIT OUR ABILITY TO BECOME PROFITABLE.

Our competitors may develop more effective or more affordable products, or commercialize products earlier than we do, which would limit the prices that we could charge for the products that we are able to market, and prevent us from becoming profitable. We expect increased competition from fully integrated pharmaceutical companies and more established biotechnology companies. Most of these companies have significantly greater financial resources and expertise than we do in the following:

     -    research and development;

     -    preclinical studies and clinical trials;

     -    obtaining regulatory approvals;

     -    manufacturing; and

     -    marketing and distribution.

Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. In addition, these companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.

We are aware that other companies are conducting preclinical studies and clinical trials for viral and non-viral gene therapy products. One of these companies is supporting clinical studies for use of AAV vectors in the treatment of cystic fibrosis.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO EFFECTIVELY PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, WHICH WE MAY NOT BE ABLE TO DO.

Our success will depend to a significant degree on our ability to obtain patents and licenses to patent rights, preserve trade secrets and to operate without infringing on the proprietary rights of others. If we are not successful in these endeavors, our business will be substantially impaired.

To date, we have filed a number of patent applications in the United States relating to our technologies. In addition, we have acquired exclusive and non-exclusive licenses to certain issued patents and pending patent applications. We cannot be assured that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.

The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent


                                      S-8.

protection for biotechnology products, and we expect that administrative proceedings, litigation or both may be necessary to determine the validity and scope of our and others' biotechnology patents. These proceedings or litigation may require a significant commitment of our resources in the future. If patents can be obtained, we cannot assure you that any of these patents will provide us with any competitive advantage. For example, others may independently develop similar technologies or duplicate any technology developed by us, and patents may be invalidated in litigation. In addition, several of our patents and patent applications are co-owned with co-inventors or institutions. Under the terms of the agreements with the co-inventors, we have obtained or have an option to obtain an exclusive, worldwide, transferable, royalty-bearing license for the technology. To date, we have negotiated exclusive licenses for two of the more significant co-invented technologies. If we cannot negotiate exclusive rights to other co-owned technology, each co-inventor may have rights to independently make, use, offer to sell or sell the patented technology. Commercialization, assignment or licensing of the technology by a co-inventor could harm our business.

We also rely on a combination of trade secret and copyright laws, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

OTHER PERSONS MAY ASSERT RIGHTS IN OUR PROPRIETARY TECHNOLOGY, WHICH WOULD BE COSTLY TO CONTEST OR SETTLE.

Third parties may assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. Any claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. We have not been accused of infringing any third party's patent rights or other intellectual property, but we cannot assure you that litigation asserting claims will not be initiated, that we would prevail in any litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to these technologies.


                                      S-9.

IF OUR PRODUCTS ARE NOT ACCEPTED BY PHYSICIANS AND INSURERS, WE WILL NOT BE SUCCESSFUL.

Our success is dependent on acceptance of our gene therapy products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third-party payors, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance will harm our business. We believe that recommendations by physicians and health care payors will be essential for market acceptance of our gene therapy products. In the past, there has been concern regarding the potential safety and efficacy of gene therapy products derived from pathogenic viruses such as retroviruses and adenoviruses. While our proposed gene therapy products are derived from AAV, which is a non-pathogenic virus, we cannot be certain that physicians and health care payors will conclude that the technology is safe.

EVEN IF WE BRING OUR PRODUCTS TO MARKET, WE MAY BE UNABLE TO EFFECTIVELY PRICE OUR PRODUCTS OR OBTAIN ADEQUATE REIMBURSEMENT FOR SALES OF OUR PRODUCTS, WHICH WOULD PREVENT OUR PRODUCTS FROM BECOMING PROFITABLE.

If we succeed in bringing our proposed products to the market, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans.

Third-party payors are increasingly challenging the prices charged for medical products and services. Our business and financial condition is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

WE MAY BE UNABLE TO ATTRACT AND RETAIN THE QUALIFIED EMPLOYEES WE NEED TO BE SUCCESSFUL.

We are highly dependent on certain members of our management and research and development staff. The loss of any of these persons, or our inability to recruit additional personnel necessary to our business, could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. Recruiting and retaining qualified technical and managerial personnel will also be critical to our success. Our business is located in the San Francisco Bay Area in California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a


                                     S-10.

full-time basis by employers other than us and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

WE MUST SECURE ADDITIONAL FINANCING, OTHERWISE WE WILL NOT BE ABLE TO DEVELOP OUR PRODUCTS.

We will require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our products. If we do not obtain these funds, we will not be able to develop our products. We anticipate that our existing capital resources as of September 30, 2000, will be adequate to fund our needs for at least two years. Our future capital requirements will depend on many factors, including:

     -    continued scientific progress in research and development programs;

     -    the scope and results of preclinical studies and clinical trials;

     -    the time and costs involved in obtaining regulatory approvals;

     -    the costs involved in filing, prosecuting and enforcing patent claims;

     -    competing technological developments;

     -    the cost of manufacturing scale-up;

     -    the cost of commercialization activities; and

     -    other factors which may not be within our control.

We intend to seek additional funding through public or private equity or debt financing, when market conditions allow. If we raise additional funds by issuing equity securities, there may be further dilution to existing stockholders. We cannot assure you that we will be able to enter into financing arrangements on acceptable terms, if at all. Without additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs.


                                     S-11.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS WHICH MAY EXCEED THE SCOPE OR AMOUNT OF OUR INSURANCE COVERAGE.

The manufacture and sale of medical products entail significant risk of product liability claims. We currently carry product liability insurance; however, we cannot assure you that this coverage will remain in place or that this coverage will be adequate to protect us from all liabilities which we might incur in connection with the use or sale of our products. In addition, we may require increased product liability coverage as additional products are commercialized. This insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could harm our business. We must indemnify certain of our licensors against any product liability claims brought against them arising out of products developed by us under these licenses.

OUR USE OF RADIOACTIVE AND OTHER HAZARDOUS MATERIALS EXPOSES US TO THE RISK OF MATERIAL ENVIRONMENTAL LIABILITIES, AND WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS TO COMPLY WITH ENVIRONMENTAL LAWS IN THE EVENT THAT WE DEVELOP OUR OWN MANUFACTURING FACILITY.

Because we use radioactive materials and other hazardous substances in our research and development operations, we are potentially subject to material liabilities related to personal injuries or property damages that may be caused by the spread of radioactive contamination or by other hazardous substance releases or exposures at, or from, our research facility. Decontamination costs associated with radioactivity releases, other clean-up costs, and related damages or liabilities could harm our business.

We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage and disposal of radioactive and other hazardous substances and wastes, and laboratory operating and safety procedures. These laws and regulations can impose substantial fines and criminal sanctions for violations. Maintaining in compliance with these laws and regulations with regard to the operation of our own commercial manufacturing facility could require substantial additional capital. These costs could decrease our ability to conduct manufacturing operations in a cost-effective manner.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW MAY NEGATIVELY AFFECT THE ABILITY OF A POTENTIAL BUYER TO PURCHASE SOME OR ALL OF OUR STOCK AT AN OTHERWISE ADVANTAGEOUS PRICE, WHICH MAY LIMIT THE PRICE INVESTORS ARE WILLING TO PAY FOR OUR COMMON STOCK.

Certain provisions of our charter and the Delaware Law may negatively affect the ability of a potential buyer to attempt a takeover of Avigen, which may have a negative effect on the price investors are willing to pay for our common stock. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Avigen. We have no present plans to issue shares of preferred stock. In addition, our board of directors is divided into three classes, and each year on a rotating basis the directors of one class are elected for a three-year term. This provision could have the effect of making it less likely that a third party would


                                     S-12.

attempt to obtain control of Avigen. Furthermore, certain other provisions of our restated certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of the our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

OUR STOCK PRICE IS VOLATILE, AND AS A RESULT, INVESTING IN OUR COMMON STOCK IS VERY RISKY.

We believe that various factors may cause the market price of our common stock to continue to fluctuate, perhaps substantially, including announcements of:

     -    technological innovations or regulatory approvals;

     -    results of clinical trials;

     -    new products by us or our competitors;

     -    developments or disputes concerning patents or proprietary rights;

     -    our failing to achieve certain developmental milestones;

     -    public concern as to the safety of gene therapy products;

     - health care or reimbursement policy changes by governments or insurance companies;

     -    developments in relationships with corporate partners; or

     - a change in financial estimates or securities analysts' recommendations

In addition, in recent years the stock market in general, and the shares of biotechnology and health care companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may cause the market price of our common stock to decline dramatically.


                                     S-13.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     The discussion in this prospectus supplement and in the prospectus contains forward-looking statements that involve risks and uncertainties. Those statements include words such as "anticipate," "estimate," "project," "intend," and similar expressions which we have used to identify these statements as forward-looking statements. These statements appear throughout this prospectus supplement and prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to the operations of Avigen or related industry developments. These forward-looking statements do not guarantee future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here, including under "Risk Factors," and in the documents incorporated by reference in this prospectus supplement and in the prospectus.

                                 DIVIDEND POLICY

     Avigen has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.

                                 USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the 1,658,329 shares of our common stock being offered by the prospectus supplement will be approximately $59.0 million, after deducting the placement agent fees and estimated offering expenses. We expect to use the net proceeds of this offering as follows:

     -    to fund research and development;

     - to fund preclinical studies and clinical trials of our drug candidates;

     -    to fund completion of our manufacturing facilities;

     -    for working capital; and

     -    for general corporate purposes.

     We have not determined the amount of net proceeds to be used for each of the specific purposes listed. Accordingly, we will have broad discretion to use the proceeds as we see fit.

     Based upon the current status of our product development programs, we believe that the net proceeds from this offering, together with interest on those net proceeds and our existing capital resources, will satisfy our capital requirements through at least 2001.

     Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States or its agencies.


                                     S-14.

                           PRICE RANGE OF COMMON STOCK

     Since May 22, 1996, our common stock has been traded on the Nasdaq National Market under the symbol "AVGN." A summary of the high and low sale prices during the periods indicated for our common stock on the Nasdaq National Market follows:

FISCAL 1999                                               HIGH          LOW
--------------------------------------------------       ------        ------
Quarter ended 9/30/98                                     $3.56         $1.50
Quarter ended 12/31/98                                    $7.81         $2.00
Quarter ended 3/31/99                                     $8.00         $4.63
Quarter ended 6/30/99                                     $6.63         $4.69

FISCAL 2000

Quarter ended 9/30/99                                    $13.25         $5.63
Quarter ended 12/31/99                                   $37.00        $12.25
Quarter ended 3/31/00                                    $89.00        $28.00
Quarter ended 6/30/00                                    $46.75        $25.00

FISCAL 2001

Quarter ending 9/30/00                                   $47.87        $29.63
Quarter ending 12/31/00 (through November 1, 2000)       $46.00        $34.50

     On November 1, 2000, the last sale price of our common stock reported by the Nasdaq National Market was $37.50 per share. As of November 1, 2000, there were 193 stockholders of record of our common stock.

                                    DILUTION

     Our net tangible book value as of September 30, 2000 was approximately $76.5 million, or $4.48 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. After giving effect to the sale by us of 1,658,329 shares of common stock offered by us by this prospectus supplement at the offering price of $37.50 per share and after deducting the placement agent fees and estimated offering expenses, our net tangible book value at September 30, 2000 would have been approximately $135.5 million, or $7.24 per share. This represents an immediate increase in net tangible book value of $2.76 per share to existing stockholders and an immediate dilution of $30.26 per share to new investors in the offering by this prospectus supplement, as illustrated by the following table:

Assumed public offering price per share.....................             $ 37.50
  Net tangible book value per share before this offering....   $ 4.48
  Increase per share attributable to this offering..........     2.76
Net tangible book value per share after this offering.......                7.24
Dilution per share to new investors.........................             $ 30.26

     In addition, the above computations assume no exercise of options to purchase 2,420,634 shares of common stock outstanding at September 30, 2000 at a weighted average exercise price of $16.69 per share and no exercise of warrants to purchase 1,598,730 shares of common stock at a weighted average exercise price of $13.77 per share outstanding on this date. To the extent these options and warrants are exercised, there will be further dilution to investors.


                                     S-15.

                              PLAN OF DISTRIBUTION

     We are selling the shares being offered hereby directly to selected institutional investors. The shares are being offered through AmeriCal Securities on a best efforts basis. AmeriCal Securities is not obligated to, and does not intend to, take or purchase any of the shares being offered by this prospectus supplement and related prospectus. In connection with this sale, we have agreed to pay AmeriCal Securities a placement agent fee to of 5% of the gross proceeds to us, prior to the deduction of any expenses payable by us. The following table shows the placement agent fees to be paid to AmeriCal Securities by us in connection with the sale of the shares of our common stock being sold pursuant to this prospectus supplement:

     Per Share............................  $     1.875
     Total................................  $ 3,109,367

     We estimate that the total expenses of the offering, including all offerings under the prospectus but excluding placement agent fees or underwriting discounts and commissions, including those specified in the table immediately above, will be approximately $100,000. Proportionally, the amount of these expenses relates to approximately $52,000 for the shares offered by this prospectus supplement.

     AmeriCal Securities previously acted as our placement agent in connection with private placements of our common stock in 1999 and 1998, and received in connection with these private placements $2,146,702 in cash and warrants to purchase up to 137,140 shares of our common stock at a weighted average purchase price of $22.75 per share in 1999, and $335,300 in cash and warrants to purchase up to 120,628 shares of our common stock at a weighted average purchase price of $4.34 per share in 1998. In addition, in 1998 an affiliate of AmeriCal Securities purchased for $100,000 in cash 26,055 shares of our common stock, together with warrants to purchase 5,211 shares of our common stock at an exercise price of $4.76 per share, which warrants were subsequently exercised.

                                  LEGAL MATTERS

     The validity of the 1,658,329 shares offered by this prospectus supplement has been passed upon for Avigen by Cooley Godward LLP, Palo Alto, California.


                                     S-16.

PROSPECTUS

                                  AVIGEN, INC.

           BY THIS PROSPECTUS, WE MAY OFFER UP TO $120,000,000 OF OUR

                                  COMMON STOCK
                                 PREFERRED STOCK
                                    WARRANTS

Our common stock is listed on the Nasdaq National Market under the symbol "AVGN." On October 30, 2000 the closing sale price of a share of our common stock, as reported on the Nasdaq National Market, was $37.38.

THE SECURITIES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will provide the specific terms of the securities offered in a supplement to this Prospectus. You should read this Prospectus and the supplements carefully before you invest.

This investment involves a high degree of risk. See "Risk Factors" in the supplement to this prospectus.

We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. "Plan of Distribution" below also provides more information on this topic.

                The date of this prospectus is October 30, 2000.

                                TABLE OF CONTENTS

                                                                          PAGE
About this Prospectus.................................................     2
About Avigen..........................................................     3
Risk Factors..........................................................     5
Use of Proceeds.......................................................     5
General Description of Securities.....................................     5
Plan of Distribution..................................................     7
Legal Matters.........................................................     8
Experts...............................................................     8
Where You Can Get More Information....................................     8
Incorporation By Reference............................................     9

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may from time to time offer up to $120,000,000 in the aggregate of (a) shares of common stock, $0.001 par value per share, of Avigen, (b) shares of preferred stock, $0.001 par value per share, of Avigen, in one or more series, (c) warrants to purchase shares of common stock or preferred stock or (d) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each at prices and on terms to be determined at the time of sale. The common stock, preferred stock and warrants are collectively referred to herein as "securities." The securities offered pursuant to this prospectus may be issued in one or more series of issuances and the aggregate offering price of the securities will not exceed $120,000,000 (or its equivalent (based on the applicable exchange rate at the time of the sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by Avigen).

     Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

     The registration statement that contains this prospectus (including exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Get More Information." This prospectus may not be used to consummate sales of Securities unless accompanied by a prospectus supplement.


                                       2.

                                  ABOUT AVIGEN

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section. In addition, we incorporate by reference important business and financial information in this prospectus.

OVERVIEW

     We are a leader in the development of gene therapy products for the treatment of inherited diseases. We are developing our proprietary adeno-associated virus vector technology, known as "AAV vectors," to deliver DNA to patients that are suffering from genetic diseases. AAV vectors are a relatively new system for gene therapy. We believe our AAV vectors can be used to deliver genes for the treatment of hemophilia, Gaucher disease, Parkinson's disease and b-thalassemia.

     All of our products in development are based on our proprietary gene delivery technology in AAV vectors. Adeno-associated virus, or "AAV," is a common, harmless human virus present in over 90% of the human population. AAV vectors take advantage of the natural efficiency with which viruses deliver genes to cells without the safety concerns of disease-related viruses.

     We believe our AAV vector gene therapy approach offers novel treatment alternatives for diseases that are currently poorly addressed. We believe benefits of our AAV vector gene therapy technology include:

     - Safety. Our AAV vectors are based on a virus that has never been associated with a human disease of any kind. Over the past eight years, both our internal work and that of others in the scientific community have confirmed in animals that AAV vectors are safe for gene therapy applications.

     - Efficient delivery of genes to cells. AAV by nature is very efficient at getting into cells. Consequently, our AAV vectors are very effective at delivering genes to cells. Once in the cell, genes delivered by AAV vectors in animal models have produced large amounts of protein on a continuous basis, often for months or even years from a single administration.

     - AAV vectors can deliver many different genes. The vast majority of genes fit into AAV vectors and have been successfully delivered to a wide range of cell types. Consequently, AAV vectors have the potential to treat many diseases including hemophilia, Gaucher disease, inherited emphysema, beta-Thalassemia, Parkinson's and other neurological diseases, cardiovascular disease and cancer.

     - Simple to administer. We intend to administer our AAV vector-based products on an outpatient basis. For example, our Coagulin-B product for the treatment of hemophilia is being delivered to patients in the ongoing Phase I clinical trial with dose escalations by injection in the thigh muscle of the patient.

     - Stability. Unlike other viruses, AAV is stable under a wide range of conditions. This allows our AAV vectors to be handled like normal pharmaceutical products, lending themselves to traditional shipping and storing procedures.

OUR PRODUCTS

     We are applying our AAV vector gene therapy technology initially to develop products to address the following five genetic diseases: Hemophilia A, Hemophilia B, Gaucher disease, Parkinson's disease and b-thalassemia. Industry analysts estimate that current sales of protein therapeutics to treat these diseases exceed $2 billion annually in the United States alone.

     Our initial product candidate is Coagulin-B for the treatment of Hemophilia
B. Hemophilia B is a blood clotting disorder characterized by the reduction or absence of a protein called factor IX. Hemophilia B is a genetic disease that primarily affects males. Hemophilia B affects approximately one in every 30,000 males, afflicting an estimated 10,000 - 15,000 individuals in developed countries worldwide. We believe the cost of treating Hemophilia B patients in the United States is over $400 million per year.

     In our preclinical studies, we treated five dogs suffering from Hemophilia
B. Following a single administration into the muscle, our AAV vector containing the gene for factor IX demonstrated that it could produce sustained levels of factor IX protein in the dogs for over a year with a corresponding improvement in blood clotting. In the dogs receiving the greatest quantities of our AAV vector, the levels were above 1% of normal level, a level that is known to be beneficial to humans. These data provided strong support for the feasibility of using the same approach to treat hemophilia patients and formed the basis for FDA approval to begin clinical trials in humans.


                                       3.

     On June 2, 1999, we began treating human subjects with this first product candidate, Coagulin-B, in a Phase I clinical trial with dose escalations. The design and goal of this initial trial is primarily to address the safety of the product in humans. To assess the safety of the product, a total of nine patients will have Coagulin-B injected into their thigh muscles. The clinical trials are being carried out at The Children's Hospital of Philadelphia and Stanford University Medical Center. The nine patients are divided into three groups. The trial design provides that the first three patients receive the lowest dose of AAV vector, the next three patients receive an intermediate dose and the final three patients receive the highest dose. The dose range was selected based on the preclinical studies with the objective of reaching factor IX levels above 1% at the highest dose.

OUR BUSINESS STRATEGY

     We are committed to being a leader in the development of gene-based products through the application of our proprietary AAV vector gene delivery technology. To achieve this goal, we are pursuing a focused strategy that includes:

     - Reducing Drug Development Risk By Pursuing Genetic Diseases With Well-Defined Gene Function. We focus our drug discovery activities and expenditures on applications of our AAV vector technology to develop drug candidates that address genetic diseases that are well understood.

     - Retaining Development And Commercialization Rights For Our Products In The United States. Our strategy is to retain all rights to our products and directly market them to patients and physicians in the United States with a small, specialized sales force.

     - Ensuring That We Have The Intellectual Property Needed To Freely Develop Our Products And Protect Our Market. We aggressively pursue patents and licenses to cover all of the technology we develop or use.

     Avigen was incorporated in October 1992. Our principal executive offices are located at 1201 Harbor Bay Parkway, Suite 1000, Alameda, California 94502, and our telephone number is (510) 748-7150. Our Web site address is on the world wide web at "Avigen.com." We do not incorporate by reference into this prospectus the information on our Web site, and you should not consider it as part of this prospectus.


                                       4.

                                  RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider the information contained under the heading "Risk Factors" in the applicable supplement to this prospectus before investing in our securities.

                                 USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of securities offered hereby will be used for general corporate purposes. We expect from time to time to evaluate the acquisition of products, businesses and technologies for which a portion of the net proceeds may be used. Currently, however, we do not have any understandings, commitments or agreements with respect to any material acquisitions for which a portion of the net proceeds may be used.

                        GENERAL DESCRIPTION OF SECURITIES

     We may offer under this prospectus shares of common stock, shares of preferred stock, warrants to purchase common stock or preferred stock or any combination of the foregoing, either individually or as units consisting of one or more securities. The aggregate offering price of securities offered by us under this prospectus will not exceed $120,000,000. If securities are offered as units, the terms of the units will be set forth in a prospectus supplement. Certain of the securities to be offered hereby involve a high degree of risk. Such risks will be set forth in the prospectus supplement relating to such security.

DESCRIPTION OF PREFERRED STOCK

     GENERAL

     Our Amended and Restated Certificate of Incorporation authorizes the board of directors of Avigen, without further stockholder action, to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may amend from time to time our restated certificate to increase the number of authorized shares of preferred stock. Any amendment like this would require the approval of the holders of a majority of the common stock, without a vote of the holders of preferred stock or any series thereof unless a vote of any such holder is required pursuant to the restated certificate or certificates of designations establishing a series of preferred stock. As of the date of this prospectus, we have no shares of preferred stock outstanding.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

     - the title and liquidation preference per share of the preferred stock and the number of shares offered;

     -    the purchase price of the preferred stock;

     - the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

     -    any redemption or sinking fund provisions of the preferred stock;

     -    any conversion provisions of the preferred stock;

     -    the voting rights, if any, of the preferred stock; and

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

     If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. The summary in this prospectus is not complete. You should refer to our restated certificate establishing a particular series of preferred stock, which will be filed with the Secretary of State of Delaware and the SEC in connection with the offering of the preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable.


                                       5.

     DIVIDEND RIGHTS

     The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the board of directors of Avigen. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

     RIGHTS UPON LIQUIDATION

     The preferred stock will be preferred over the common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment unless otherwise specified in the applicable prospectus supplement. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets and funds legally available for distribution to the preferred stock shall be distributed ratably among such shares in proportion to the ratio that the liquidation preference payable on each such share bears to the aggregate liquidation preference payable on all such shares.

     REDEMPTION

     All shares of any series of preferred stock will be redeemable only to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

     VOTING RIGHTS

     Except as indicated in the prospectus supplement, the holders of preferred stock shall have no voting power whatsoever except as provided by law.

DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 30,000,000 shares of common stock of which 5,000,000 shares are reserved solely for the purpose of effecting the conversion of the preferred stock. As of September 22, 2000, there were 17,058,296 shares of the Company's Common Stock outstanding. In addition, at the same date, 2,400,134 shares were issuable upon exercise of options and rights outstanding under the Company's stock option and stock purchase plans and 5,838,093 shares remained available for future grants under these plans (assuming proposals we have submitted to our stockholders are approved), and 1,598,730 shares of the Company's Common Stock were reserved for issuance upon exercise of outstanding warrants.

     DIVIDENDS

     The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors of Avigen, out of funds legally available for their payment.

     VOTING RIGHTS

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

     RIGHTS UPON LIQUIDATION

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.


                                       6.

     MISCELLANEOUS

     The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of warrants or beneficial owners of warrants. This summary of some provisions of the warrants is not complete. You should refer to the warrant agreement, including the forms of warrant certificate representing the warrants, relating to the specific warrants being offered for the complete terms of the warrant agreement and the warrants. That warrant agreement, together with the terms of warrant certificate and warrants, will be filed with the SEC in connection with the offering of the specific warrants.

     The particular terms of any issue of warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

     - the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     - the date on which the right to exercise the warrants will commence and the date on which the right will expire;

     - United States Federal income tax consequences applicable to the warrants; and

     -    any other terms of the warrants.

     Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each warrant will entitle its holder to purchase the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

     We may sell the securities through underwriters, agents or dealers or directly to purchasers. A prospectus supplement will set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the securities and the proceeds to us from such sales, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying


                                       7.

prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the securities if any are purchased.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     We may sell the securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus will be named, and any commissions payable by us to an agent will be set forth, in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If dealers are used in any of the sales of securities covered by this prospectus, we will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale. The names of the dealers and the terms of the transactions will be set forth in a prospectus supplement.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement.

     If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our behalf.

                                  LEGAL MATTERS

     The validity of any securities offered by this prospectus or any supplement will be passed upon for Avigen by Cooley Godward LLP, Palo Alto, California.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission, or the "Commission." These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, Suite 1300, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain more


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

information on the operation of the Commission's Public Reference Section by calling the Commission at (800) SEC-0330. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     We are also required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to us and our securities, you should read the Registration Statement, including its exhibits and schedules, and any related prospectus supplement to this prospectus filed with the Commission regarding those securities. Statements contained in this prospectus and any related prospectus supplement, including documents incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the corresponding exhibit. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's Public Reference Section, as well as at the Commission's Regional Offices in New York 10048 and Chicago, at the addresses listed above. Copies of these materials can be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees or via the EDGAR database.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended June 30, 2000, filed September 27, 2000,

     -    Current Report on Form 8-K, filed October 11, 2000; and

     - The description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 22, 1996 under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                       1201 Harbor Bay Parkway, Suite 1000
                                Alameda, CA 94502
                                 (510) 748-7150

or e-mailing us on the world wide web at "Avigen.com."

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                                       9.